Synthesis School, Inc.

Financial Statements
(Unaudited and Management Prepared
Confidential and not for redistribution)

December 31, 2022 and 2021

Synthesis School, Inc.

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Financial Statements

Synthesis School, Inc.

Balance Sheets
December 31, 2022 and 2021

	2022	2021
Current assets		
Cash and cash equivalents	$ 11,178,812	$ 10,249,091
Digital Asset	-	195,348
Prepaid expenses	196,550	126,788
Due from related party	-	31,945
Loan to related party	718,000	568,000
Interest receivable from related party	16,239	4,685
Total current assets	12,109,601	11,175,857
Equipment, net	12,217	13,689
Intangible asset, net	1,328,425	-
Other assets	36,000	5,865
Total assets	$ 13,486,243	$ 11,195,411

See Notes to Financial Statements.

Synthesis School, Inc.

Balance Sheets
December 31, 2022 and 2021

	2022	2021
Current liabilities		
Accounts payable	$ 17,790	$ 41,421
Accrued expenses	91,619	299,826
Convertible notes payable	10,000,000	-
Loans payable	389,367	-
Accrued interest	308,889	-
Deferred revenue	393,276	405,029
Total current liabilities	11,200,941	746,276
Long-term portion of convertible notes payable	-	10,000,000
Long-term accrued interest	-	108,889
Total liabilities	11,200,941	10,855,165
Stockholders equity		
Simple agreement for equity financing ("SAFE")	15,952,044	180,000
Common Stock	94	92
Preferred stock	13	13
Additional Paid in Capital	5,578,122	5,244,649
Equity issuance costs	(252,048)	(24,508)
Accumulated deficit	(18,992,923)	(5,060,000)
Total stockholders equity	2,285,302	340,246
Total liabilities and stockholders equity	$ 13,486,243	$ 11,195,411

See Notes to Financial Statements.

Synthesis School, Inc.

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Net revenue	$ 10,706,103	$ 2,936,742
Cost of net revenue	5,292,292	1,425,232
Gross margin	5,413,811	$ 1,511,510
Operating expenses		
General and administrative	3,086,762	1,033,810
Engineering	5,370,146	2,593,734
Product development	4,013,587	323,035
Game development	1,374,920	-
Tutor content development	1,180,867	-
Other teaching costs	96,878	1,174,579
Other operating expenses	1,298,606	536,904
Sales and marketing	2,749,535	961,563
Total operating expenses	19,171,301	6,623,625
Operating loss		
Interest expense	(234,387)	(110,221)
Interest and dividend income	150,935	15,497
Gain on sales of digital assets	-	296,397
Loss on sales of digital assets	(91,981)	(55,638)
Loss before provision (benefit) for income taxes	(13,932,923)	(4,966,080)
Provision (benefit) for income taxes	-	-
Net loss	$ (13,932,923)	$ (4,966,080)

See Notes to Financial Statements.

Synthesis School, Inc.

Statements of Changes in Stockholders Equity
Years Ended December 31, 2022 and 2021

	SAFE Amount	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Equity Issuance Costs	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2020	$ -	8,359,100	$ 84	-	$ -	$ -	$ -	$ (93,920)	$ (93,836)
Issuance of securities	698,000	854,450	8	947,733	10	(24,508)	4,632,051	-	5,305,561
Stock based compensation							94,601		
Conversion of SAFE to Preferred Stock	(518,000)	-	-	321,918	3	-	517,997	-	-
Net loss	-	-	-	-	-	-	-	(4,966,080)	(4,966,080)
Balance, December 31, 2021	180,000	9,213,550	92	1,269,651	13	(24,508)	5,244,649	(5,060,000)	245,645
Issuance of securities	15,772,044	225,112	2	-	-	(227,540)	70,144	-	15,614,650
Stock based compensation							263,329		
Net loss	-	-	-	-	-	-	-	(13,932,923)	(13,932,923)
Balance, December 31, 2022	$ 15,952,044	9,438,662	$ 94	1,269,651	$ 13	$ (252,048)	$ 5,578,122	$ (18,992,923)	$ 1,927,372

See Notes to Financial Statements.

Synthesis School, Inc.

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (13,932,923)	$ (4,966,080)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation of equipment	5,765	3,572
Amortization of Intangibles	69,917	-
Gain on sales of digital assets	-	(296,397)
Loss on sales of digital assets	91,981	55,638
Interest earned on loan with related party	(11,554)	(4,685)
Interest incurred and unpaid on convertible note	200,000	108,889
Stock based compensation	263,329	94,601
Changes in operating assets and liabilities		
Prepaid expenses	(69,762)	(126,788)
Due from related party	31,945	(20,000)
Accounts payable	(23,631)	41,421
Accrued expenses	(208,207)	282,039
Deferred revenue	(11,753)	390,450
Net cash used in operating activities	(13,594,893)	(4,437,340)
Cash flows from investing activities		
Purchase of intangibles	(1,398,342)	-
Purchases of digital assets	-	(2,422,550)
Sales of digital assets	103,367	2,467,961
Loan to related party	(150,000)	(568,000)
Purchases of equipment	(4,293)	-
Purchases of other assets	(30,135)	(14,661)
Net cash used in investing activities	(1,479,403)	(537,250)

See Notes to Financial Statements.

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from financing activities		
Issuance of convertible notes	-	10,000,000
Issuance of loans payable	965,975	-
Repayments of loans payable	(576,608)	-
Issuance of SAFE, net of issuance costs of $6,869	15,544,504	691,131
Issuance of Common Stock	70,146	57,086
Issuance of Preferred Stock, net of issuance costs of $17,639	-	4,557,344
Repayments to shareholder	-	(201,000)
Borrowings from shareholder	-	100,000
Net cash provided by financing activities	16,004,017	15,204,561
Net increase in cash	929,721	10,229,971
Cash, beginning	10,249,091	19,120
Cash, end	$ 11,178,812	$ 10,249,091
Supplemental disclosure of noncash investing and financing activities		
Conversion of SAFE into preferred stock	$ -	$ 518,000
Accrued interest from convertible notes		
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$ 34,387	$ 1,332

See Notes to Financial Statements.

Note 1 - Organization and nature of business

Synthesis School Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on August 14, 2020, in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hollywood, California.

Synthesis School is an extracurricular program for students ages seven to fourteen that teaches complex problem-solving. Classes and tutoring sessions are held remotely on Zoom and students can work in teams to compete in games that teach collaborative problem-solving. Classes are one hour long and once per week, with the option to attend a variety of other sessions through the week and are subscription-based.

Note 2 - Summary of significant accounting policies

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Risks and uncertainties
The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred net losses and may incur future additional losses. The Company has cash available on hand and as described in the subsequent event footnote below, there is sufficient cash to fund operations and meet its obligations as they come due within one year from the date these financial statements are available to be issued. In the event that the Company does not achieve revenue anticipated, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all short-term, highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash is deposited in demand accounts at creditworthy financial institutions. The Company maintains its cash with a major financial institution located in the United States of America. The Company's cash in bank deposit accounts exceeds federally insured limits of $250,000.

Fixed assets (equipment)

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (3 years for computer equipment). Expenditures for maintenance and repairs are charged to operations as incurred. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company generally capitalizes costs over $3,000 that have a useful life in excess of one year.

Intangible assets (domain name)
Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Amortization begins when the asset is available for its intended use. Amortization is recorded on the straight line method over fifteen years.

Impairment of long-lived assets
Long-lived assets, such as equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable future cash flows. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized at the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. There were no impairment losses recognized for the year ended December 31, 2022 or 2021.

Income taxes
The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition
The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company derives revenues from subscriptions, which in 2021 are generally monthly subscriptions per student. Revenue recognition, according to Topic 606, is determined using the following steps:

Identify the contract with a customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identify the performance obligations in the contract: Performance obligations consist of access to the Company's online simulation games that teach problem solving and the weekly teaching services. Billed amounts that have not yet met the applicable revenue recognition criteria are recorded as deferred revenue.

Determine the transaction price: The Company determines the transaction price it is entitled to in return for providing the promised obligations to the customer based on the committed contractual amounts, net of discounts, if any. Contract terms generally are for one month and customers pay in advance. Deferred revenue includes the refund liability that represents the amount of consideration that the Company does not expect to be entitled to because it will be refunded to customers.

Allocate the transaction price to performance obligations in the contract: Revenue is typically recognized ratably over the terms of the arrangement.

Recognize revenue as the performance obligation is satisfied: Revenues are recognized when or as control of the promised goods or services is transferred to customers. Revenue from the Company's online educational simulation games and related teaching services is recognized ratably over the service period beginning on the date the Company's services are made available to the customer. Most contracts are one year or less. Amounts that have been paid in advance of services are recorded in deferred revenue and recognized over time when the revenue recognition criteria has been met.

The primary purpose of the Company's payment terms is to provide customers with a simplified and predictable method to make payment and not to receive financing or provide financing to the customers.

Cost of net revenues
Costs of net revenues include lead teacher costs, teacher assistant costs, royalty fees, processing fees, and hosting fees.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for December 31, 2022 and 2021, amounted to $923,712 and $243,519.

Research and Development Costs
Costs incurred in the research and development of the Company's products are expensed as incurred and reported as product development, game development, and tutor content development..

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair value of financial instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 - Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Digital Assets
The Company accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently re-measured on the balance sheet at cost, net of any impairment losses incurred since acquisition.

The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale(s), at which point they are presented net of any impairment losses for the same digital assets held within Restructuring and other. In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

Subsequent events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 28, 2023.

Note 3 - Equipment

As of December 31, 2022, and 2021, equipment consists of:

	2022	2021
Computers & Equipment, at cost	$ 21,589	$ 17,295
Accumulated depreciation	(9,372)	(3,606)
Equipment, Net	$ 12,217	$ 13,689

Depreciation expenses for property and equipment for year-ended December 31, 2022 and 2021, was $5,765 and $3,572, respectively.

Note 4 - Intangible assets

As of December 31, 2022, and 2021, the intangible asset consists of:

	2022	2021
Domain name purchase	$ 1,398,342	$ -
Accumulated amortization	(69,917)	-
Intangible asset, net	$ 1,328,425	$ -

Amortization expense for the year ending December 31, is expected to be:

2023	$ 93,223
2024	93,223
2025	93,223
2026	93,223
2027	93,223
Thereafter	862,310
	$ 1,328,425

Note 5 - Debt

The Company's outstanding debt is as follows:

	Initial Borrowing	Maturity Date	Interest rate	12/31/2022 Principal	12/31/2021 Principal
Convertible Note	June 15, 2021	June 15, 2024	2%	$ 10,000,000	$ 10,000,000
Shareholder Loan	August 25, 2020	Repaid in 2021	2%	-	-
Loans Payable	May 2, 2022	1 year from borrowing	12% - 13%	389,367	-
				$ 10,389,367	$ 10,000,000

Convertible Note
In July of 2021, the Company issued a convertible note for $10,000,000. The convertible note will mature at their maturity date unless earlier redeemed or converted and the conversion rate is the lowest price per share for the Qualified Financing and is subject to further conversion terms and conditions defined in the agreement.

Shareholder Loan
The Company received advances from a shareholder of $100,000 2021. All outstanding advances with the shareholder were repaid during 2021. Interest expense in the amount of $1,332 was reported during the year ended December 31, 2021.

Loans payable
The Company received advances from unrelated parties under short-term borrowing offerings of $965,975 during 2022. The Company repaid $576,608 of these borrowings in 2022. Interest expense was $34,387 during 2022.

Note 6 - Equity

Common Stock
The Company is authorized to issue   12,877,468 of Common Stock with a par value of $0.00001. As of December 31, 2022, and 2021 there were 9,438,662 and 9,213,550 shares of Common Stock issued and outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Preferred Stock
The Company is authorized to issue 1,305,905 shares of Series A-1 Preferred Stock with a par value of $0.00001. As of December 31, 2022 and 2021, there were 1,269,651 shares of Preferred Stock issued and outstanding. The Company received $4,574,992 from the May 2021 financing. Dividends can be payable at an 8% rate of the original issue price, if declared, but are otherwise noncumulative and nonparticipating. Stockholders have the option to convert their shares to common stock as defined. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Since inception, the Company has incurred share issuance costs related to preferred stock totaling approximately $18,000, which has been applied to reduce total proceeds.

Simple Agreement for Equity Financing (SAFE)
In April 2021 the Company entered into SAFE for $518,000. In May 2021 the $518,000 was converted into Preferred Stock (as further described below) upon the equity financing. The Company issued 321,918 shares of Series A-1 Preferred Stock in the conversion. In October 2021 an additional $180,000 of SAFE was executed and remains outstanding on December 31, 2021 (A SAFE of $20,000 at a post money valuation cap of $50,000,000 and SAFE's of $160,000 at post money valuation cap of $100,000,000). These can be converted to Preferred Stock in the event of an equity financing or common stock in the event of liquidation as defined.

During 2022 additional SAFEs of $15,544,504 were issued and remain outstanding at December 31, 2022 and have post money valuation caps ranging from approximately $300 million to approximately $350 million.

Note 7 - Stock based compensation

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of one year. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

In 2022 and 2021, the Company granted stock options to employees and non-employees that have an exercise price ranging from $.51 to $.79 per share, allow for early exercise, generally vest over four years, and generally expire in ten years.

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2022	2021
Expected term	6 Years	6 Years
Volatility	63%	65%
Risk free interest rate	3%	1%
Fair value	$0.51	$0.79
Annual dividend yield	-	-

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor

Synthesis School, Inc.

Notes to Financial Statements
December 31, 2022 and 2021

peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

		Shares		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term
Outstanding, December 31, 2021		-		-		
Granted		2,078,950		$0.79		
Exercised		(854,450)		$0.79		
Forfeited (unvested)		(307,000)		$0.79		
Outstanding, December 31, 2021		917,000		$0.79		9.8 Years
Granted		898,398		$0.65		
Exercised		(503,697)		$0.71		
Forfeited (unvested)		(372,593)		$0.74		
Expired (vested)		(4,058)		$0.79		
Outstanding, December 31, 2022		935,050		$0.68		9.2 Years

Stock option expense for the year ended December 31, 2022 and 2021, was $263,329 and $94,601, respectively. As of December 31, 2022, there was a total of unrecognized compensation cost of $562,726 related to unvested stock options. These costs are expected to be recognized over a weighted-average period of approximately 3.3 years.

The stock options granted during the year were exercised early and generally had a purchase agreement. With no cash expected to be received in the near term for the purchase agreements the Company recognized the receivable from the shareholder as contra equity, which reduces the total paid in capital amount.

The following summarizes the shares subject to repurchase:

	Shares	Weighted-Average Exercise Price	Maximum Potential Liability
Subject to repurchase, December 31, 2021	997,895	$0.62	$ 619,742
Unvested exercised	426,946	$0.74	
Repurchased	(278,585)	$0.74	
Vested	(474,766)	$0.63	
Subject to repurchase, December 31, 2021	671,490	$0.75	$ 500,852

Note 8 - Income taxes

The provision for income taxes for the years ended December 31, 2022, and December 31, 2021 consists of the following:

	2022	2021
Net operating loss	$ 4,157,583	$ 1,481,878
Valuation Allowance	(4,157,583)	(1,481,878)
Net provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
Net operating loss	$ 5,661,343	$ 1,503,760
Valuation Allowance	(5,661,343)	(1,503,760)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,039,411, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,039,411. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

Note 10 - Related party transactions

As further described in the debt footnote, the Company received advances from a shareholder and repaid these advances during 2021.

The Company had amounts due from a shareholder in the amount of $11,945 as of December 31, 2021, which was settled in 2022.

In July 2021 the Company advanced a shareholder loan in the amount of $188,000. In August 2021 that same shareholder was advanced additional amounts that totaled $380,000. The total shareholder loan was amended and combined for a total of $568,000 that is secured by the company through a stock pledge agreement for 235,000 shares of the Company's Common Stock. The loan bears interest at 2% and matures on the first anniversary date or upon an event of acceleration as defined. In 2022 an additional 200,000 was advanced to the shareholder. $16,239 and $4,685 is the accrued interest receivable amount as of December 31, 2022 and 2021, from this shareholder loan receivable.

Note 11 - Employee benefit plan

Beginning in 2021, the Company established a defined-contribution, Profit Sharing Plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan covers employees who have reached the age of eighteen years and have met the eligibility conditions. Employees may elect to defer compensation up to a dollar limit (as allowable by the Internal Revenue Code), of which up to 3% of an employee's salary deferrals will be matched by the Company plus 50% of salary deferrals between 3% and 5% will be matched by the Company. The amounts deferred by the employee vest immediately and the matching amounts contributed by the Company vest over specified periods identified by the Plan. The amount expensed under the Plan totaled $214,307 and $59,065 in 2022 and 2021, respectively.

Note 12 - Contingencies

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or

threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 13 - Subsequent events

In 2023, through September 2023 the Company received $2,000,000 for additional SAFE investments into the Company and the Company received additional loan advances of approximately $2,600,000.